OTONOMO TECHNOLOGIES LTD.
16 Abba Eban Blvd.
Herzliya Pituach 467256
Israel

August 21, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-6010
Attention: Jeff Kauten

Re:  Otonomo Technologies Ltd.
Registration Statement on Form F-4
File No. 333-273394

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above referenced Registration Statement on Form F-4 (as amended, the “Registration Statement”) of Otonomo Technologies Ltd. We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on August 22, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling John M. Greer at (713) 546-7472 or, in his absence, Ryan J. Lynch at (713) 546-7404.

Thank you for your assistance in this matter.

Very truly yours,

OTONOMO TECHNOLOGIES LTD.

By:	/s/ Ben Volkow
Name: Ben Volkow
Title: Chief Executive Officer

cc:          John M. Greer, Latham & Watkins LLP
Ryan J. Lynch, Latham & Watkins LLP